

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 10, 2013

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Re: Loeb & King Trust
          Loeb & King Alternative Solutions Fund ("Fund")
          File Numbers 811-22852 & 333-189250

Dear Mr. Michael Barolsky:

On June 12, 2013, the Fund filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The Fund is newly organized and the filing was made to register shares of beneficial interest in its only series, the Loeb & King Alternative Solutions Fund. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

Our comments regarding the filing are set forth below.

General

1.   The summary section and other segments of the prospectus disclose that the Fund will invest in derivatives and may do so as a substitute for making direct investments in underlying instruments. Please summarize in this section, and disclose more fully in the prospectus, all material aspects of the derivatives in which the Fund will invest. In this regard, *see* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties. Please disclose the limits on the amount of assets the Fund may subject to any one counterparty.

2.   The type face of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirm the printed document will comply with the type size requirement in Rule 420.

3. Disclosure in the prospectus and SAI under the sub-captions "Market Dislocation Risk" and "General Market Risks," respectively, discuss the recent period of extreme market volatility and turmoil experienced in the credit and equity markets from 2007 to the present. The disclosure should appear in the risk section of the prospectus, it should briefly mention the regulatory changes taken to address these matters and, in light of the Fund's foreign and emerging market investments, the disclosure should refer as well to the uncertainty regarding certain Euro zone countries.

4. Delete the disclosure on the facing page regarding automatic effectiveness under Rule 485.

Prospectus

Fees and Expenses of the Fund (Page 3)

5. The parenthetical in footnote 2 indicates that leverage is excluded from waived expenses. Clarify whether leverage expenses relate only to expenses from traditional leverage or whether it also includes expenses related to effective leverage, e.g., leverage arising from short sales, reverse repurchase arrangements or derivatives.

Principal Investment Strategies
Event-Driven Value (Page 4)

6. If emergence from bankruptcy is among the events that may trigger an investment, add appropriate disclosure to this discussion.

High Dividend-Yielding Equities (Page 5)

7. Revise the first sentence of this disclosure by adding the word "high" as indicated in the following quote: "The Fund may invest in companies that have historically issued <u>high</u> dividend payments to their shareholders or in companies that the Adviser expects will begin issuing such distributions."

Buy-Write

8. Disclosure hereunder states that: "The Fund may also "overwrite" certain positions, meaning that the Fund may write call or put options that are greater in share equivalency than the number of shares owned or sold short by the Fund." Arguably, the overwriting activity involves the creation of leverage. Confirm that the Fund will segregate assets as required by Investment Company Act Release No. 10666 (April 18, 1979).

9. Disclosure in the first full paragraph states that the Fund may acquire various types of receipts. If these investments may include unsponsored, as well as sponsored, receipts add appropriate risk disclosure regarding unsponsored receipts.

10.   The next paragraph states that the Fund's derivative investments "may be used as a substitute for making direct investments in the underlying instruments." Disclose that derivatives and the underlying instruments will have similar economic characteristics. In addition, please disclose how closely correlated the performance of derivatives will be in order to qualify as a substitute for a direct investment in other investments.

Principal Investment Risks
Leverage Risk **(Page 7)**

11.   The first sentence states that: "Leverage is the practice of borrowing money to purchase securities." If the Fund's investments will involve effective leverage disclose that fact. If, however, this and other disclosure relate only to activities involving traditional leverage clarify the disclosure herein on that point.

How to Purchase Shares (Page 18)

12.   Disclosure in the second paragraph indicates that purchases of Fund shares are subject to acceptance by the Fund and are not binding until so accepted. Rule 22c-1 under the 1940 Act indicates that shares are priced upon receipt. Reconcile this disclosure with that rule.

Anti-Money Laundering Program (Page 21)

13.   Certain disclosure included in the "Anti-Money Laundering Compliance Program" of the SAI at page 35 should be added to the disclosure in this section, particularly the disclosure regarding the designation of an anti-money laundering compliance officer.

14.   Disclosure following the 4 bullets indicates that if any information is missing the account application will be returned and the account will not be opened. If the Fund incurs a loss during the course of these transactions disclose who bears that loss.

Payment of Redemption Proceeds

15.   Redemption requests are in good order if, among other things, the name of the Fund is included in the request. Confirm that the name of the class need not also be included.

16.   Disclose at an appropriate location whether the Fund issues share certificates.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks
Diversification (Page 1)

17.   Revise the second sentence by adding the indicated phrase: "Under applicable federal laws, to qualify as a diversified fund, the Fund, with respect to 75% of its total assets, may not invest greater than 5% of its total assets in any one issuer and may not hold greater than 10% of the <u>outstanding voting</u> securities of one issuer."

Equity Securities (Page 2)

18.   Disclosure in the first paragraph states that: "Equity securities represent ownership interests, or the rights to acquire ownership interests, in an issuer and include common stocks, preferred stocks, convertible securities, rights and warrants, with different types of equity securities providing different voting and dividend rights and priority if the issuer becomes bankrupt." Clarify whether this is merely a general statement or whether these are the types of securities that the Fund may acquire. The prospectus disclosure identifies strategies to be used but does not identify the specific types of securities to be acquired. If the securities listed in this disclosure reflect the securities the Fund will acquire, add appropriate disclosure to the prospectus.

Short Sales (Page 5)

19.   If the disclosure indicating that "the Fund will maintain long securities available for collateral consisting of cash, cash equivalents and liquid securities" means that the securities will be maintained in a segregated account as required by IC-10666, please state that fact clearly in the disclosure.

Bonds, Debt and Fixed Income Obligations
U.S. Government Obligations **(Page 7)**

20.   Disclosure under this sub-caption indicates that certain federal agencies were placed into conservatorship during 2008. Disclose that they currently remain under that arrangement.

Options, Futures and Related Strategies
Swap Agreements (Page 13)

21.   The Fund discloses that it may engage in swaps. In this connection, if it may enter in to total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

When-Issued Securities (Page 20)

22.   Revise this disclosure to mention the risks involved, including the risk of leverage and the associated need to establish a segregated account to deal with that risk.

Temporary Strategies; Cash or Similar Investments (Page 22)

23.   Revise the first paragraph as indicated in the following quote: "Taking a temporary defensive position is inconsistent with the Fund's investment policy and may result in the Fund not achieving its investment objective."

Investment Restrictions
Fundamental Investment Restrictions (Page 23)

24.   Delete the following indicated text from restrictions 1 and 5:

- issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the Fund from engaging in derivatives transactions or short sales in accordance with its objectives and strategies; and

- make loans of money (except for the lending of the Fund's portfolio securities and purchases of Debt Obligations consistent with the investment policies of the Fund);

25.   Add disclosure to Restriction 7 as indicated: invest in the securities of any one industry or group of industries if, as a result, 25% or more of the Fund's total assets would be invested in the securities of such industry, except that the foregoing does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

Portfolio Holdings Information (Page 36)

26.   Disclosure in the fifth paragraph relates to portfolio holdings information provided to third parties. Item 16(f)(2) of Form N-1A requires that fund's describe any ongoing arrangements to make available information about the fund's portfolio to any person. The disclosure is to include the identity of such persons. Confirm that the Fund has complied with this requirement.

Distributions (Page 40)

27.   Revise this disclosure so as to disclose when dividend and capital gains, if any, will be declared and paid. If applicable, explain whether distributions may consist, to any significant extent, of a return of capital. If so, disclose whether the Fund's planned investments in MLPs may play a role in the receipt of such distributions by Fund shareholders?

Financial Statements (Page 41)

28.   Disclosure under this caption states that the Fund has only recently commenced operations, that there are no financial statements available at this time, and that shareholders of the Fund will be informed of the Fund's progress through periodic reports when those reports become available. Confirm that you will provide in the registration statement the seed money

financial statements required by §14 of the 1940 Act. Thus, financial statements will be available. Please revise the disclosure accordingly.

PART C
SIGNATURES

29.   The signature page of the filing must contain the signatures required by §6 of the 1933 Act.

       *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/S/ Kimberly A. Browning
for Larry L. Greene
_____
Larry L. Greene
Senior Counsel